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                          January 6, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
31, 2020
                                                            CIK No. 0001835615

       Dear Mr. Wang:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your draft registration statement does not include an audit report and does not identify your independent registered public accounting firm. Please ensure that the financial statements are audited in accordance with the standards of the PCAOB and that your auditor complies with the
       Commission   s standards for auditor independence. Refer to Item 4.a of
Form F-1, Instruction 2
       to Item 8.A.2 of Form 20-F, and Article 2 of Regulation S-X.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joe Laxague